BRITISH COLUMBIA
BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**September 12, 2014 11:57 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on September 12, 2014 11:57 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0883133

Name of Company:
SAN ANTONIO VENTURES INC.

Name Reservation Number:
NR6457499

Name Reserved:
RENAISSANCE OIL CORP.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:
SAN ANTONIO VENTURES INC.

To:
RENAISSANCE OIL CORP.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:
September 12, 2014

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached